NUMBEER, INC.

July 12, 2011

VIA EDGAR ONLY

U.S. Securities and Exchange Commission
100 F. Street NE
Washington, D.C.  20549

Attn:  Jeff Jaramillo, Branch Chief

Re:  Numbeer, Inc.
        Form 10-K for the year ended May 31, 2010
        Filed September 1, 2010
        Form 10-Q/A for the period ended November 30, 2010
        Filed May 31, 2011
        File No. 333-153172

Dear Mr. Jaramillo:

Please be advised that I am the duly authorized President, Treasurer and Secretary of Numbeer, Inc., the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) dated June 14, 2011, with respect to the above-referenced filings (the “Comment Letter”).  Our responses follow the text of each Staff comment and are reproduced consecutively for your convenience.

Form 10-Q/A for the period ended November 30, 2010

1.
Please refer to comment two in our letter dated February 8, 2011 and further amend your Form l0-Q for the period ended November 30, 2010 to disclose the fact that the financial statements were reviewed by your auditors and disclose the date on which that review was completed. Include the auditor's review report. Also include a note to the financial statements that clearly describes all material adjustments that resulted from the review, if any. Include an explanatory paragraph to your amended Form 10-Q that clearly explains the reason for the amendment.

The Issuer has amended the Form 10-Q/A to attached the review report of its independent accounting firm immediately preceding the Issuer’s financial statements.  The Issuer included the following Note to its financial statements:

NOTE 1 – ORGANIZATION AND OPERATIONS

Numbeer, Inc. (a development stage company) (“Numbeer” or the “Company”) was incorporated under the laws of the State of Nevada on April 7, 2008.  Initial operations have included organization and incorporation, target market identification, marketing plans, and capital formation. A substantial portion of the Company’s activities has involved developing a business plan and establishing contacts and visibility in the marketplace. The Company intends to sell a complete Beer Control System which will maximize the yield from a keg. It will allow sales and portion control, reducing the cost of the beer stock by monitoring liquor pouring and controlling portion sizes. The Company has generated no revenues since inception.

Amended Form 10-Q/A

On May 31, 2011, the Company filed an amendment to the Form 10-Q for the period ending November 30, 2010.  The purpose of the amendment was to have the Company’s new independent accounting firm Li & Company PC review the financial statements for the period which were inadvertently not reviewed by the Company’s prior independent accounting firm when the Form 10-Q was filed on January 19, 2011.  There were no adjustments to the financial statements in the amended Form 10-Q, material or otherwise.  The notes thereto were expanded to accommodate the format of the Company’s new independent accounting firm.

In addition, the Issuer included the following explanatory paragraph to the amended Form 10-Q:

Explanatory Note: This Form 10-Q/A amends the Registrant’s Form 10-Q for the period ending November 30, 2010 which was originally filed on January 19, 2011 and as amended on Form 10-Q/A filed on May 31 2011.  This Form 10-Q/A has been reviewed by the Registrant’s independent public accountants, Li & Company, PC, who completed their review on May 31, 2011  The purpose of the amendment is to incorporate the review of the Registrant’s financial statements by the Registrant’s independent public accountants and attach a copy of their review report, which has been included immediately preceding the Registrant’s financial statements.

Certifications

Exhibit 31.1

2.
Please refer to our prior comment three in our letter dated February 8, 2011 and revise the certifications in future filings, including any amendments to this filing, to use the word “registrant” instead of “small business issuer.” Please note the requirements to use that wording in Item 601(31)(i) of Regulation S-K.

The Issuer has revised the Certifications to use the word “registrant” instead of “small business issuer” and will do so in all future filings.

The Issuer hereby acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.
Sincerely,

NUMBEER, INC.
By:	/s/ Michael Allan English
Michael Allan English
President, Secretary Treasurer, Principal Executive Officer, Principal Financial Officer and sole Director
_________________________________________________________________________________
112 North Curry Street, Carson City, Nevada 89703-4934 •  Phone: (775) 321-8216